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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of March 2003

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________


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                           Magal Security Systems Ltd.



6-K Items

1.   Magal  Security  Systems  Ltd.  Press  Release  re Magal  Security  Systems
     Receives  Orders  for  a  Total  of  US$1  Million  to  Protect   Sensitive
     Installations In India and Thailand dated March 3, 2003.

                                                                          ITEM 1

Press Release                               Source: Magal Security Systems, Ltd.

Magal Security Systems Receives Orders for a Total of US$1 Million to Protect Sensitive Installations In India and Thailand

Monday March 3, 8:58 am ET

YAHUD, Israel, March 3 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (Nasdaq: MAGS; TASE: MAGS) today announced that it has received an order to protect communication facilities in India for US$700,000, as well as an order of US$300,000 to protect sensitive installations in Thailand.

The order to protect communication facilities in India constitutes the second stage of a comprehensive security installation program initiated in 2002, and is expected to be completed by the end of the second quarter of 2003. The first order within this program, for US$4 million, which was reported by Magal in May 2002, was executed in 2002.

This turnkey project will protect hundreds of communications nodes of an extensive Wide Area Network in India. It includes security systems such as digital video and audio, access control and perimeter protection systems, all controlled by Magal's Security Management System, MagNet.

Mr. Jacob Even-Ezra, Chairman of Magal, said: "As expected, we continue to receive orders from this major Indian concern, which reflects the company's confidence in Magal's products."

The order to protect sensitive installations in Thailand calls for Magal's Taut Wire Intrusion Detection System and Video Motion Detection Systems. This order is expected to be completed by the end of the first quarter of 2003.

Mr. Even-Ezra added: "We are encouraged by our continued penetration of the security market in Thailand and look forward to future orders in this region."

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico and an office in China.

Revenues for fiscal year 2002 were US$43 million, with net income of US$1.9 million.

Magal trades in the U.S. on the NASDAQ National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001, in both under the symbol MAGS.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Report on Form 8-K filed with the Securities and Exchange Commission.


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            MAGAL SECURITY SYSTEMS LTD.
                                                   (Registrant)



                                            By: Jacob Even-Ezra
                                                ---------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer



Date:  March 31, 2003